Exhibit 99.4

                                             Contact:  [Joanne Vitale
                                                       212-883-2536]

                           CLARION COMMERCIAL HOLDINGS
                  ANNOUNCES THIRD QUARTER RESULTS, ASSET SALES


NEW YORK, October 30, 1998 - Clarion Commercial Holdings, Inc. (NYSE: CLR) today reported a net loss of $48.2 million for the quarter ending September 30, 1998, resulting primarily from unrealized losses in the Company's portfolio of securities and hedge positions, $25.7 million of which was realized by the disposition of securities subsequent to quarter end.

Daniel Heflin, President and CEO of Clarion Commercial Holdings, commented on the state of the market and the Company's performance. "The unprecedented spread widening in the commercial mortgage backed securities market, caused by the global credit crunch, has adversely affected the market value of the Company's assets. In marking the securities in our portfolio to market, firm bids were used, as available, and when unavailable, the spreads used by our lender in valuing our assets as collateral were applied. With continued pressure on market participants to sell assets, the Company's assets may decline further on a mark-to-market basis. While there has been a dislocation in the capital markets, the fundamentals of the commercial real estate market are strong and the cash flows of our remaining asset base continue to perform as expected," said Mr. Heflin.

The Company, as mentioned above, sold 13 classes of commercial mortgage backed securities subsequent to the close of the third quarter. The assets were sold for approximately $97.8 million and, together with losses associated with the closing of related hedge positions, resulted in a realized loss of approximately $25.7 million. The Company estimates that its portfolio of remaining assets has incurred incremental unrealized losses of approximately $4.0 million since quarter end, giving the Company an estimated book value per share of $7.80.

Mr. Heflin continued, "The Company sold certain assets to reduce its sensitivity to market volatility and improve liquidity. As a result of the asset dispositions, the Company's debt to equity ratio has been reduced from 3.8x to approximately 1.9x. The Company continues to diligently monitor its asset base and debt structure, and is currently evaluating various alternatives, including sales of equity, to facilitate growth and reduce exposure to possible further short term market volatility."

As previously announced, the Company declared and paid distributions of $0.45 per share to shareholders of record as of September 30, 1998. The distributions that the Company pays are based on income calculated for tax purposes, rather than GAAP income.

Clarion Commercial Holdings, Inc. is a specialty finance company that specializes in commercial real estate investments. The Company is managed by Clarion Capital, LLC who, together with its affiliates, manages a broad range of real estate investments including real estate property, REIT stocks and debt investments.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. Clarion Commercial Holdings, Inc.'s actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those detailed from time to time in the Company's reports and filings with the Securities and Exchange Commission. The Company does not undertake to revise, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.


                Clarion Commercial Holdings, Inc. & Subsidiaries
                      Consolidated Statement Of Operations
                                   (Unaudited)
                      (in thousands, except per share data)

                                                                                 For the period June 2, 1998
                                                   For the three months          (commencement of operations)
                                                  ended September 30, 1998        through September 30, 1998
Income:
Interest income from securities - trading                      $     7,358                 $     8,993
Realized losses from securities - trading                           (1,099)                     (1,310)
Unrealized losses from securities - trading                        (48,041)                    (47,906)
Interest income from commercial mortgage loan                          231                         304
Income from other investments                                          151                         182
Interest income from cash and cash equivalents                          16                          31
                                                               -----------                 -----------

         Total income (loss)                                   $   (41,384)                $   (39,706)
                                                              -----------                  -----------

Expenses:
         Interest                                              $     5,544                 $     6,365
         Management fee                                                241                         321
         Other expenses                                              1,002                       1,022
                                                               -----------                 -----------

         Total expenses                                        $     6,787                 $     7,708
                                                               -----------                 -----------

Net Loss                                                       $   (48,171)                $   (47,414)
                                                               ===========                 ===========

Net Loss per share:
         Basic                                                 $     (9.80)                $     (9.52)
         Diluted                                               $     (9.80)                $     (9.52)

Weighted average shares
         Basic                                                   4,916,584                   4,978,336
         Diluted                                                 4,916,584                   4,978,336



                Clarion Commercial Holdings, Inc. & Subsidiaries
             Condensed Consolidated Statement Of Financial Condition
                               September 30, 1998
                                   (Unaudited)
                        (in thousands, except share data)

Assets:
         Cash and cash equivalents                             $       467
         Securities - trading                                      188,206
         Commercial mortgage loan receivable                        12,987
         Other investments                                           7,309
         Accrued interest receivable                                 1,858
         Other assets                                                  133
                                                               -----------

         Total assets                                          $   210,960
                                                               ===========

Liabilities And Stockholders' Equity:
         Repurchase agreements                                 $   159,903
         Distributions payable                                       2,165
         Other liabilities                                           6,338
                                                               -----------

         Total liabilities                                     $   168,406
                                                               -----------

Stockholders' equity:                                          $    42,554
                                                               -----------

Total liabilities and stockholders' equity                     $   210,960
                                                               ===========

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